May 4, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Daniel Greenspan
Matthew Jones

Re:	Sarepta Therapeutics, Inc.
Post-Effective Amendment No. 3 to
Registration Statement on Form S-3
Filed March 2, 2015
File No. 333-184807

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sarepta Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date for its Post-Effective Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-184807) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective by 4:00 p.m. Eastern Time on May 5, 2015 or as soon as possible thereafter.

The Company hereby acknowledges the position of the staff of the Commission (the “Staff”) that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Sarah Davis of Ropes & Gray LLP, counsel to the Company, at (617) 235-4995.

Very truly yours,

Sarepta Therapeutics, Inc.

By:	/s/ David Tyronne Howton, Jr.
Name:	David Tyronne Howton, Jr.
Title:	Senior Vice President, General Counsel and Secretary